FRANK J. HARITON * ATTORNEY-AT-LAW
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1065 Dobbs Ferry Road * White  Plains * New York 10607 * (Tel) (914)  674-4373 *
(Fax) (914) 693-2963 * (e-mail) hariton@sprynet.com

                                 April 30, 2012

Julie F. Rizzo, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.)
         Amendment Number 1 to Current Report on Form 8-K
         File No. 333-165391

Dear Ms. Rizzo:

     I am  securities  counsel  to  Earn-A-Car  Inc.  (f/k/a  Victoria  Internet
Services, Inc.) (the "Company") and am submitting this letter in conjunction with the Company's filing of Amendment Number 1 to the above referenced Current Report on Form 8-K (the "Amendment") and in response to your letter dated January 10, 2012 (the "Letter").

     The Amendment primarily represents a response to the comments in the Letter. The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1. We have substantially revised the filing to provide the requested disclosures.

2.     We have included the information required by item 5.06 in the amendment.

3. The forward stock split (and name change) have been completed and disclosed in separate current reports on Form 8-K.

4.     We have made the requested revisions in the amendment.

5.     We have expanded the description of our business.

6. We believe the disclosures portray all of our business, which include car rental, repair and options to purchase and resale of used cars.

7.     The requested change has been made in the amendment.

8. We have modified the disclosure in the amendment in response to the comment.

9.     The reference to continued growth in automobile sales has been deleted.

10.    We have added significant detail about our business.

11.    We have removed the reference to South African counsel.

12.    The requested change has been made in the amendment.

13.    We have added language in response to the comment.

14.    We have added language in response to the comment.
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15.    We have added language in response to the comment and further revised the section.

16. The section indicates that our employees are not covered by a collective bargaining agreement.

17.    We have expanded "Marketing" in response to the comment.

18.    We have added language in response to the comment.

19.    We have added language in response to the comment.

20.    We have added language in response to the comment.

21.    We have added language in response to the comment.

22.    We have added language in response to the comment.

23.    We have added language in response to the comment.

24.    We have added language in response to the comment.

25. We have deleted the reference to international expansion as any such expansion would be substantially in the future.

26. As we do not have employment agreements and do not have any particular leases that are material to our business, we believe that the contracts filed with this amendment are all of our material contracts.

27. to 34. The appropriate revisions have been made to our financial statements.

If you require anything further, do not hesitate to contact me.

                                          Very truly yours,

                                          /s/ Frank J. Hariton
                                          -------------------------------
                                          Frank J. Hariton